Flexion Therapeutics, Inc.

10 Mall Road, Suite 301

Burlington, MA 01803

September 16, 2020

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Courtney Lindsay

RE:	Flexion Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-248749

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on September 18, 2020, or as soon thereafter as is practicable.

Thank you for your assistance. If you should have any questions, please contact Sean Clayton of Cooley LLP, counsel to the Registrant, at (858) 550-6034.

Flexion Therapeutics, inc.

By: /s/ Mark Levine

Mark Levine

General Counsel